СЕВЕРО-ЗАПАДНЫЙ
ТелеКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru


06017655

№ 01-19/2477 October 10, 2006


SEC MAIL
RECEIVED
PROCESSING
OCT 13 2006
WASH, D.C.
213
SECTION

BY HAND

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *September 01, 2006 and September 30, 2006*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

10/25

Enclosures

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *September 1, 2006 and September 30, 2006*

1. PRESS-RELEASE/The Board of Directors of OJSC North-West Telecom Has Prolonged the Term of Office of the General Manager of the Company by Two Years Dated September 1, 2006;

2. PRESS-RELEASE/North-West Telecom JSC Has Summed Up Its Business Results for 1st Half of 2006 according to the International Financial Reporting Standards (IFRS) Dated September 20, 2006;

3. PRESS-RELEASE/The Board of Directors of OJSC North-West Telecom Has Taken a Decision on Floating 4th Issue Bonds Dated September 22, 2006;

4. PRESS-RELEASE/Standard & Poor's Raises North-West Telecom Credit Rating to BB- Dated September 27, 2006;

5. Notice On The Essential Fact "Data On The Securities Issue By The Issuer" Dated September 21, 2006;

6. Notice On The Essential Fact "Data On Taking The Decision On The Securities Issue By The Issuer's Authorized Body" Dated September 21, 2006;

7. Notification On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company "Disclosure By The Joint Stock Company Of Intermediary (Quarterly) Or Annual Summary (Consolidated) Financial (Accounting) Reports Prepared In Compliance With International Accounting Standards Or The Usa Generally Accepted Accounting Principles" Dated September 22, 2006;

8. Notice On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company "Acquisition Of Share In The Authorised Capital (Unit Investment Fund) Of Another Profit-Making Company By The Joint-Stock Company" Dated September 21, 2006;

9. Notice On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company "Increased International Credit Rating and the Rating According to the National Scale. Assigning the Rating to the Planned Fourth Bonded Loan" Dated September 27, 2006;

10. Amendments and Additions No. 1 to the Articles of Association of the Open Joint-Stock Company North-West Telecom (Version 04 - 06) registered by the Interdistrict Inspectorate for Taxes and Duties of Russia No.15 for Saint Petersburg (Certificate of Making an Entry in the Single State Register of Legal Entities of 10.07.03, State Registration No. 8067847150693), Introduced by the Decision of the Board of Directors of the Open Joint-Stock Company North-West Telecom Minutes No.19-01/25(06) of 05.09.2006;

11. Unaudited Consolidated Financial Statements of OJSC North-West Telecom for the 6 months that expired on 30th June 2006.

Last modifed: 2006-09-04 13:42

1 September 2006 year.

PRESS-RELEASE/The Board of Directors of OJSC North-West Telecom Has Prolonged the Term of Office of the General Manager of the Company by Two Years

On 23rd August 2006 a meeting of the Board of Directors of OJSC North-West Telecom was held. One of the issues on the agenda of the meeting was appointing the General Manager of OJSC North-West Telecom.

Based on the results of voting, a decision was taken to prolong the contract with the present General Manager of OJSC NWT Vladimir Alexandrovich Akulich. The term of office will be from 24th August 2006 till 23rd August 2008 inclusive.

Commenting on the prolongation of the term of office of Vladimir Akulich, Chairperson of the Appointments and Remunerations Committee of the Board of Directors of OJSC N.W.Telecom Alexandr Ikonnikov noted: "The prolongation of the contract with Vladimir Akulich shows the appreciation of the work that has been done by North-West Telecom and the correctness of the development way, chosen by the Company, however, the main thing is the recognition of high professionalism of both the General Manager and the entire team of the top-management of OJSC North-West Telecom."

Vladimir Alexandrovich Akulich was born on 23rd August 1956 in the city of Klaipeda, Lithuanian SSR.

In 1978 he graduated from the Leningrad Prof. M.A. Bonch-Bruyevich Electrical Engineering Institute of Communications, majoring in Automatic Telecommunications.

In 2003 he defended a thesis of the candidate of sciences at the Institute of Management and Economics and was conferred the degree of the candidate of economic sciences.

In February 2005 he was elected an academician of the International Academy of Communications.

From 1984 to 1992 he covered the distance from an engineer of the Vyborgsky telephone centre of the Leningrad city telephone network to the Chief Engineer of the Nekrasovsky telephone centre of LGTS.

In 1992-1998 he was the Operation Manager and General Manager of OJSC Peter Star;

In 1998-2000 he was the Construction Manager of OJSC Petersburg Telephone Network;

In 2000 he became the Deputy General Manager, OJSC Telecominvest;

In 2000-2002 - Director of Long-Distance and International Communication of OJSC PTN; Chief of the Main International and Long-Distance Telephone and Telegraph Centre of the PTN branch ;

2002-2003 – Deputy General Manager – Director in Charge of Strategic Development and Technical Policy, OJSC North-West Telecom ;

From August 2004 till now he has been the General Manager of OJSC North-West Telecom.

Vladimir Akulich received the following awards: 2001 – Master of Communications, 2003 – medal "In Commemoration of the 300th Anniversary of St. Petersburg".

Family status:

married, with four children.



Last modifed: 2006-09-20 11:47

20 September 2006 year. ■ list :: 9.2006

PRESS-RELEASE/North-West Telecom JSC Has Summed Up Its Business Results for 1st Half of 2006 according to the International Financial Reporting Standards (IFRS)

North-West Telecom has summed up the its business results for the 1st half of 2006 according to the International Financial Reporting Standards (IFRS). The interim consolidated accounts are unaudited and presented in the scope of a balance sheet, profit and loss statement, and notes to the accounts. These accounts do not contain all the disclosures required by IFRS, however its scope is sufficient to get an impression of the financial standing and business results of JSC North-West Telecom in the six months of 2006.*

As per IFRS, the core activity receipts were RUR 9 830 mln. in the first half of 2006, while the costs were RUR 8 014 mln.

The highest growth was recorded for receipts from services to communication operators. By the results of the 1st half of 2006, they went up more than fourfold to make RUR 2 266 million.

The increased earnings from this service is primarily related to liberalization of the telecommunications market and changes in relations between the communication operators.

Also, noticeable growth was observed for new services and data transmission services: compared to the similar period of the last year, they grew by 44.3% to reach RUR 881.1 million. The increase in the earnings from new services is attributable to the company's successful actions on the new services market such as launching of the Internet broadband service under the @vangard trade name, and by strengthen efforts on B2B market.

The net income for the 1st half of 2006 was RUR 1 031 million according to IFRS (1st half of 2005 – RUR 1 026 mln.).

The EBITDA for the 1st half of 2006 was RUR 3 493 million – a 20% increase against the 1st half of the previous year, while the EBITDA margin grew by 6.1 points against the similar period of the last year, reaching 35.5%.

"The improved business efficiency of North-West Telecom is an effect of the company restructuring in 2005, of revised marketing and investment priorities of the company, and of its enhanced customer facing.", - noted Vladimir Akulich, Chief Executive officer of JSC North-West Telecom

The complete text of the unaudited consolidated accounts of JSC North-West Telecom in the six months of 2006 according to IAS is presented on the company's site in the Economy and Finance section.

**Due to the fixed assets valuation by an independent assessor in the end of 2005, the comparative data of the Profit and Loss Statement in the "6 months 2005" column for such items as "Amortization and Depreciation", "Fixed Asset Withdrawal Losses", "Other Operating Costs", "Interest Costs", and "Profit Tax" are incomparable to the data for 6 months of 2006.*

Last modifed: 2006-09-25 14:55

22 September 2006 year. list :: 9.2006

PRESS-RELEASE/The Board of Directors of OJSC North-West Telecom Has Taken a Decision on Floating 4th Issue Bonds

On 20th September 2006 a meeting of the Board of Directors of OJSC North-West Telecom was held, which took a decision on floating series 04 documentary interest-bearing bonds payable to bearer - 2,000,000 (two million) bonds with the face value of 1,000 (one thousand) roubles each. The Decision on the Issue and the Offering Circular were approved at the meeting of the Board of Directors .

Parameters of the fourth bonded loan of OJSC North-West Telecom:

The total volume of the issue will be 2,000,000,000 (two billion) roubles.

The circulation period of the bonds will be 5 years.

The floatation price of one bond is equal to the face value and makes 1,000 (one thousand) roubles per bond. The interest rate of the first coupon will be determined at the auction on the day of floatation. The interest rate of other coupons will be equal to the interest rate of the first coupon.

The securities to be floated are not convertible.

The bonds will be floated through public subscription. The starting date of floatation will be fixed by the Company after the state registration of the bonds issue depending on the market situation.

A stage-by-stage retirement of the issue is provided for . The bonds will be retired consecutive ly, in parts, on the following dates:

- on the 1092nd day from the starting date of floatation each bond will be retired partially to the amount of 25% of the face value ;
- on the 1456th day from the starting date of floatation each bond will be retired partially to the amount of 25% of the face value ;
- on the 1820th day from the starting date of floatation each bond will be retired partially to the amount of 50% of the face value.

Bonds may be retired ahead of schedule , if the Company wishes so, on the 728th day from the starting date of floatation. The amount of bonus to be paid in case of early retirement will be 20 roubles per bond.

Funds received from the floatation of the issue are expected to be allocated for refinancing the existing debt and for funding the Company 's investment programme .

LLC NWT-Finance, a 100% subsidiary of OJSC N.W.Telecom , acts as the surety in the fourth bonded loan.

ING Bank (Eurasia) CJSC and OJSC AKB Svyaz-Bank are co-organizers of the 4th bonded loan of OJSC North-West Telecom (see the Press-Release dated 3rd August 2006) (см. Пресс-релиз от 03.08.2006) .

27 September 2006 year.

PRESS-RELEASE/Standard & Poor's Raises North-West Telecom Credit Rating to BB-

Standard & Poor's Ratings Services has raised the long-term credit rating on JSC North-West Telecom from B+ to BB–, with a "Stable" forecast

At the same time, Standard & Poor's raised its long-term Russian national scale rating on NWT debt from ruA+ to ruAA–.

Simultaneously, Standard & Poor's applied a ruAA– rating to the planned fourth bond series by the Company.

S&P's analysis noted that the rating improvement is associated with the improved business positions of JSC North-West Telecom, as indicated by:

- the company's dominant position in the traditional telephony market;
- improved operating efficiency;
- prudent financial policy; and
- improved debt structure.

According to Standard & Poor's experts, North-West Telecom holds the leading positions in the key segments of the market for fixed communications: local and intra-zonal communication (76% and 90% respectively). By gradually improving and upgrading network infrastructure, North-West Telecom will be able to improve the availability of new services and to expand its range of clients including small-to-medium size business.

Standard & Poor's analysts say provision of broadband access to the Internet will be a key project of the Company near-term and will help improve operating profits and diversify the revenue structure.

In addition, the S&P analysts indicate that North-West Telecom is increasingly selective in its investment projects, focusing on their contribution to competitiveness and payback visibility.

The "Stable" forecast in North-West Telecom's scores reflects Standard & Poor's expectations that the Company will pursue a prudent financial policy with a moderate level of debt liabilities, provided North-West Telecom continues to adhere to its strategic intentions aimed at increasing the efficiency and promoting new services. Standard & Poor's also expects that the Company's business positions will be strengthened and that the revenue structure will become more diversified.

Vladimir Akulich, Chief Executive officer of JSC North-West Telecom, noted: "This further credit score improvement is a natural result for our Company confirming the correctness of corporate strategy. As for investors and credit companies this Standard & Poor's decision will be another affirmation of North-West Telecom as a reliable and stable partner."

More detailed information can be found at the site of Standard & Poor's http://www.standardandpoors.com

JSC North-West Telecom's priority unsecured foreign currency debt is rated B+ by Fitch Ratings agency with a "Stable" forecast and its short-term rating in foreign currency is B.

Notice on the essential fact
"Data on taking the decision on the securities issue by the Issuer's authorized body"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code (codes) of the essential fact (facts)	*1100119A21092006*

2. Contents of the notice

2.1. Issuer's management body taking the decision of approving the decision on the securities issue: *Board of Directors of the Issuer.*

2.2. Date of holding the meeting (session) of the Issuer's management body taking the decision on the securities issue: *September 20, 2006*

2.3. No. and date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision of approving the decision on the securities issue: *21st September 2006, Minutes No. 19-01/26 (06)*

2.4. Type, category, series and other identification characteristics of floated securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*

2.5. Number of floated securities and face value of each of the floated securities: *2,000,000 (two million) Bonds with the face value 1000 (one thousand) roubles each.*

2.6. Securities floatation method: *public subscription.*

2.7. Price of securities floatation or procedure of its determining:

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula

$ACY = N * C1 *((T - T0)/ 365)/ 100\%$

where:

C1 is the interest rate of the first coupon, in per cent per annum;

N is the face value of a Bond, roubles;

T is the date, as of which the ACY is calculated;

T0 is the floatation start date.

ACY is the accrued coupon yield under each Bond , in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by

1 change if the digit next after the rounded one is 5 to 9.

2.8. The timing (starting and final dates) of securities floatation or the procedure of determining it:

The floatation of Bonds shall not start earlier than 2 (Two) weeks after the information on the state registration of the Bonds issue and on the procedure of access to the information contained in the Securities Offering Circular is disclosed by the Issuer in compliance with the standard legal acts of RF.

The report on the State registration of the securities issue will be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date on which the Issuer received written notice of the registering authority on the State registration of the securities issue:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 (Thirty) days from the said date.

Floatation starting date, or procedure of fixing it:

The Bonds floatation starting date is determined after the state registration of the Bonds issue and is publicly disclosed by the Issuer.

The Issuer shall publish information on the Date of the issue floatation start as follows:

- *on the news tape at least 5 (Five) days in advance of the Bonds' floatation starting date;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html -at least 4 (Four) days in advance of the Bonds' floatation starting date.*

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the floatation completion date:

a) 20th (twentieth) working day from the Bonds' floatation starting date;

b) floatation date of the last Bond of the issue.

In such a case the floatation Completion date cannot be later than a year from the date of the state registration of the Bonds issue.

2.9. Other conditions of the securities floatation determined by the decision on the securities floatation:

Total face value of the Bonds: 2,000,000,000 (two billion) roubles

Form of payment: The Bonds shall be paid for in the currency of the Russian Federation by bank transfer;

Bonds redemption form, procedure and timing:

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments. The Bonds shall be retired consecutively, in parts, on the following dates:

on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.

Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

The starting and completion dates of each part of face value retirement coincide.

Pre-term retirement at the Issuer's discretion is afforded.

Pre-term retirement of Bonds is permitted only after the registration of the report on the results of their issue.

Pre-term retirement of the Bonds at the Issuer's discretion shall be effected in respect of all Bonds of the issue. The acquisition of Bonds means that the acquirer agrees to their pre-term retirement at the Issuer's discretion in compliance with the conditions of the Decision on the securities issue and the Offering Circular.

The Issuer may effect pre-term repayment of the Bonds on the 728th (Seven hundred twenty eighth) day from the starting date of the Bonds floatation.
In case of pre-term retirement, the Issuer shall pay to the Bondholder or to any other party authorized to receive the money from the retirement the face value of Bonds, accrued coupon yield under the bonds, calculated as of the date of fulfillment of commitments in respect of pre-term retirement of Bonds according to the procedure established by the Decision on the securities issue and the Offering Circular and the bonus for early retirement of Bonds in the currency of the Russian Federation.
The amount of bonus to be paid in case of early retirement of a Bond will be 20 roubles per Bond.

The possibility of Bonds acquisition:
The possibility of Bonds acquisition by the Issuer is provided for, such Bonds being available for further circulation in compliance with the Decision on the securities issue and the Offering Circular.

The Bondholders (Bonds acquirers) shall bear expenses related to entering receipt record for the first buyer's (acquirer's) custody account.

Other conditions of Bonds floatation are provided for by the Decision on the securities issue.
2.10. The Issuer must disclose information in the form of quarterly reports and notices on the essential facts.

3. Signature

3.1. General Manager ___________________ V.A. Akulich



3.2. Date: 21st September 2006 Official seal

Notice on the essential fact
"Data on the securities issue by the Issuer"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code (codes) of the essential fact (facts)	*0500119A21092006*

2. Contents of the notice

2.1. Data on taking the decision on the securities floatation:

2.1.1. Type, category, series and other identification characteristics of floated securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*

2.1.2. Retirement date:

The Bonds shall be retired consecutively, in parts, on the following dates:

on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.

Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2.1.3. Number of floated securities and face value of each of the floated securities: *2,000,000 (two million) Bonds with the face value 1000 (one thousand) roubles each.*

2.1.4. Securities floatation method: *public subscription.*

2.1.5. Other conditions of the securities floatation determined by the decision of their floatation:

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula:

$ACY = N * C1 *((T - T0)/ 365)/ 100\%$

where:

C1 is the interest rate of the first coupon, in per cent per annum;

N is the face value of a Bond, roubles;

T is the date, as of which the ACY is calculated;

T0 is the floatation start date.

ACY is the accrued coupon yield under each Bond, in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

Form of payment: in the currency of the Russian Federation by bank transfer.

Form and procedure of retirement: The Bonds shall be repaid in the Russian Federation currency using non-cash instruments. When each part of the Bonds face value is retired the appropriate amounts shall be paid by the Payment Agent upon the Issuer's instructions and for the Issuer's account.

Pre-term retirement at the Issuer's discretion is afforded.
Pre-term retirement of Bonds is permitted only after the registration of the report on the results of their issue. Pre-term retirement of the Bonds at the Issuer's discretion shall be effected in respect of all Bonds of the issue. The acquisition of Bonds means that the acquirer agrees to their pre-term retirement at the Issuer's discretion in compliance with the conditions of the Decision on the securities issue and the Offering Circular.
The Issuer may effect pre-term repayment of the Bonds on the 728th (Seven hundred twenty eighth) day from the starting date of the Bonds floatation.
In case of pre-term retirement, the Issuer shall pay to the Bondholder or to any other party authorized to receive the money from the retirement the face value of Bonds, accrued coupon yield under the bonds, calculated as of the date of fulfillment of commitments in respect of pre-term retirement of Bonds according to the procedure established by the Decision on the securities issue and the Offering Circular and the bonus for early retirement of Bonds in the currency of the Russian Federation.
The amount of bonus to be paid in case of early retirement of a Bond will be 20 roubles per Bond.

The possibility of Bonds acquisition by the Issuer is provided for, such Bonds being available for further circulation in compliance with the Decision on the securities issue and the Offering Circular.

The Bondholders (Bonds acquirers) shall bear expenses related to entering receipt record for the first buyer's (acquirer's) custody account.

2.1.6. The Issuer must disclose information in the form of quarterly reports and notices on the essential facts.
2.1.7. The Issuer's management body taking the decision on floating the securities: *Board of Directors of OJSC N.W. Telecom*
2.1.8. Date and place of holding the session of the Issuer's authorized management body taking the decision on floating the securities: *20th September 2006, Saint Petersburg*
2.1.9. Quorum and results of voting on the issue of taking the decision on the securities floatation:
10 of 11 members of the Board of Directors took part in voting the agenda of the session of the Board of Directors.
Voting results:
"IN FAVOUR" – 10 (V.A. Akulich, K.V. Belyaev, A.A. Gogol, A.V. Ikonnikov, A.N. Kiselev, D.V. Levkovsky, O.M. Mikhaylov, I.I. Rodionov, I.M. Ragozina, V.N. Yashin)
"AGAINST"- 0
"ABSTAINING" – 0.
The decision has been taken unanimously.
2.1.10. No and date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on floating the securities: *21st September 2006, Minutes No. 19-01/26 (06)*

3. Signature	
3.1. General Manager ¬ ____________________ V.A. Akulich	
3.2. Date: 21st September 2006	Official seal

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"DISCLOSURE BY THE JOINT STOCK COMPANY OF INTERMEDIARY (QUARTERLY) OR ANNUAL SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) REPORTS PREPARED IN COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS OR THE USA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Type of the Issuer's financial (accounting) reports (consolidated or those of a legal entity), prepared in compliance with the International Accounting Standards (IAS) or the USA Generally Accepted Accounting Principles (US GAAP), and the period under report for which the said financial (accounting) reports have been made up: *unaudited consolidated financial accounts and reports for the 6 months ended on 30th June 2006.*

2.2. Date of sending (presenting) by the Joint-Stock Company of financial (accounting) reports to the respective authority (organization) regulating the foreign securities market and/or other organizations in compliance with foreign law for the purpose of their disclosure among the unlimited circle of persons: *20.09.2006*

2.3. Financial accounting standards used to prepare the Issuer's financial (accounting) reports: *International Accounting Standards (IAS).*

2.4. The audit was not carried out in respect of these financial reports.

2.5. Address of the Internet page used by the Issuer to disclose the said financial (accounting) reports and the final part of the auditor's report:
http://www.nwtelecom.ru/pubsas/test--C7740C6CCBAA11D5AE4B0050045260BB/lang--/index.html

3. Signature	
3.1. General Manager ________________ V.A. Akulich	
3.2. Date: 20th September 2006	Official seal

NOTICE ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"ACQUISITION OF SHARE IN THE AUTHORISED CAPITAL (UNIT INVESTMENT FUND) OF ANOTHER PROFIT-MAKING COMPANY BY THE JOINT-STOCK COMPANY"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notice

2.1. Full official name of the profit-making company, a part in the authorized capital (common shares) of which the Joint-Stock Company has bought or in which the said part of the Joint-Stock Company has changed: *Parma-Inform Limited Liability Company.*

2.2. Location: *160, ul. Internatsionalnaya, Syktyvkar, Komi Republic, Russia 167982*

2.3. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization prior to the change: *50%*

2.4. The share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization after the change: *100%*

2.5. Date since which the share of participation of the Joint-Stock Company in the authorized capital (unit investment fund) of the said organization changed: *19.09.2006*

3. Signature

3.1. General Manager ¬_________________ V.A. Akulich

3.2. Date: 21st September 2006 Official seal

NOTICE ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY

"Increased International Credit Rating and the Rating According to the National Scale. Assigning the Rating to the Planned Fourth Bonded Loan"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notice

2.1. Object of assigning the rating: *issuer*

2.2. Full official name of the organization that gave the credit rating:

Standard & Poor's

2.3. Place of business of the organization that gave the credit rating:

55 Water Street New York, NY, United States, 10041 (central office);

4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, Russia, 125009 (Moscow representative office)

2.4. Rating: *long-term credit rating*

2.5. Value of rating: *"BB-"/ Stable*

2.6. Rating: *national credit rating*

2.7. Value of rating: *"ruAA-"*

2.8. Rating: *Rating of the planned fourth bonded loan*

2.9. Value of rating: *"ruAA-"*

2.10. Other information: *Detailed information is available on the web-site of the rating agency (http://www.standardandpoors.ru)*

3. Signature

3.1. General Manager ¬____________________ V.A. Akulich

3.2. Date: 27th September 2006 Official seal

INTRODUCED
by the Decision of the Board of Directors
of the Open Joint-Stock Company
North-West Telecom
Minutes No.19-01/25(06) of 05.09.2006

Amendments and Additions No. 1
to the Articles of Association

of the Open Joint-Stock Company North-West Telecom
(Version 04 - 06)
registered by the Interdistrict Inspectorate for Taxes and Duties of Russia No.15 for Saint Petersburg
(Certificate of Making an Entry in the Single State Register of Legal Entities of 10.07.03, State Registration No. 8067847150693)

1. The following amendments shall be introduced to article 5 of the Articles of Association "Branches and Representative Offices of the Company":

1.1. Sub-clauses 5.2.4 and 5.2.10 shall be worded as follows:

"5.2.4. The Open Joint-Stock Company North-West Telecom, Karelia branch, located at the address:

4, ul. M. Gorkogo, Petrozavodsk, the Republic of Karelia, Russia, 185035;

...

5.2.10. The Open Joint-Stock Company North-West Telecom, Pskov branch, located at the address:

17, ul. Lenina., Pskov, Pskov Oblast, Russia, 180000"

OJSC North-West Telecom

Unaudited
Consolidated Financial Statements

For the 6 months that expired on 30th June 2006

Consolidated Financial Statements

For the 6 months that expired on 30th June 2006

Contents

OJSC North-West Telecom
Unaudited Consolidated Balance Sheet as of 30th June 2006

(in thousands of roubles)

	Note	30th June 2006	31st December 2005
ASSETS			
Non-current assets			
Fixed Assets	3	27,183,094	26,642,873
Intangible Assets and Goodwill	4	2,111,734	1,832,433
Financial investments in associated companies	5	97,392	94,655
Long-term financial investments	6	7,794,003	7,796,831
Long-term accounts receivable and other financial assets	7	355,366	284,610
Long-term issued advances	8	460,561	389,085
Total non-current assets		38,002,150	37,040,487
Current assets:			
Inventory holdings	9	306,277	300,092
Accounts receivable	10	1,315,932	1,181,806
Short-term financial investments	6	689,904	1,042,626
Other current assets	11	847,620	1,165,768
Cash and cash equivalents	12	490,353	152,091
Total current assets		3,650,086	3,842,383
TOTAL ASSETS		41,652,236	40,882,870
EQUITY AND LIABILITIES			
Authorized capital	13	2,855,504	2,855,504
Own redeemed shares	13	(71,441)	(56,681)
Book profit from financial investment available for sale		5,432,956	5,432,956
Additional capital, retained earnings and other reserves		16,100,122	15,435,911
Total equity related to shareholders of the group's parent company		24,317,141	23,667,690
Minority interest		-	8,515
Total equity		24,317,141	23,676,205
Long-term liabilities:			
Long-term credits and loans	14	6,862,962	8,177,438
Finance lease liabilities		213,688	302,121
Pension obligations		1,456,827	1,301,953
Deferred income		271,837	304,857
Deferred profit tax liability		3,147,596	3,072,518
Total long-term liabilities		11,952,910	13,158,887
Current liabilities:			
Accounts payable and charged liabilities	15	1,863,453	1,614,461
Accounts payable to Rostelecom OJSC		496,237	146,282
Debt in respect of taxes and social security	16	495,865	694,236
Dividends payable		409,445	15,936
Short-term credits and loans	14	115,668	595,678
Share of long-term credits and loans to be repaid within the year	14	1,818,839	791,969
Current portion of obligations under finance leases		182,678	189,216
Total current liabilities		5,382,185	4,047,778
Total liabilities		17,335,095	17,206,665
TOTAL EQUITY AND LIABILITIES		41,652,236	40,882,870

General Manager ____________________ V.A. Akulich Chief accountant __________ M.M. Semchenko

The enclosed notes are the integral part of these consolidated statements **OJSC North-West Telecom**

Unaudited Consolidated Profit and Loss Report
for 6 months of 2006

(in thousands of roubles)

	Note	for 6 months of 2006	for 6 months of 2005
Income	**17**	9,830,033	9,912,906
Wages, other pays and social deductions		(3,332,968)	(3,137,578)
Reduction of the value of fixed assets and construction-in-progress sites, intangible assets		-	
Wear and depreciation		(1,655,291)	(1,071,890)
Materials, repairs and maintenance, utilities		(1,027,172)	(941,276)
Taxes other than income tax		(252,210)	(216,401)
Expenses by services of communication operators		(491,560)	(1,742,816)
(Expenses) restoration of reserve for doubtful debts		(143,466)	47,272
Loss from withdrawal of fixed assets		(49,703)	(74,387)
Other operating expenses (net)	**18**	(1,061,795)	(956,254)
Operating profit		1,815,868	1,819,576
Profit from interest in associated companies		3,382	1,764
Interest expense, net	**19**	(360,231)	(364,394)
Profit (loss) from financial investments		(3,276)	2,328
Losses due to exchange rate differences under currency revaluation, net		21,966	15,585
Profit before taxes		1,477,709	1,474,859
Profit tax			
Profit Tax Expenses		(446,331)	(449,170)
Profit for the period under report		1,031,378	1,025,689
Profit related to shareholders of the group's parent company		1,031,643	1,024,712
Profit (loss) related to minority shareholders of subsidiaries		(265)	977
Profit for the period under report		1,031,378	1,025,689

General Manager ¬____________________V.A. Akulich Chief accountant__________ M.M. Semchenko

The enclosed notes are the integral part of these consolidated statements

OJSC North-West Telecom
Notes to the Unaudited Consolidated Financial Statements
for 6 months of 2006

1. General

Authorization of Accounts

The unaudited Consolidated Financial Statements of OJSC North-West Telecom ("Company") and its subsidiaries (jointly referred to as the "Group") have been prepared for 6 months of 2006.

Principles of preparing the unaudited Consolidated Financial Statements

The financial statements of OJSC North-West Telecom for 6 months of 2006 according to IFRS are presented as the balance sheet, profit and loss report and notes to the financial statements. These statements do not contain all disclosures required according to IFRS, however, their volume are sufficient to obtain an idea of the financial standing and the results of the Company's activities for 6 months of 2006.

These reports are unaudited consolidated financial statements of OJSC North-West Telecom. No procedures of audit, review or other similar procedures will be performed in respect of these statements. At the same time, taking into account the experience of OJSC North-West Telecom in the field of presenting reports according to IFRS, the Company considers that users of the financial statements can rely on these statements.

These financial statements are made up on the basis of the data of accounting and reports, which are kept and made up in compliance with the accounting regulation system established by the legislation of the Russian Federation, through an extra adjustment and regrouping of the accounting data needed for showing the financial standing, operation results and cash flows in compliance with the IFRS.

In preparing these unaudited consolidated financial statements, OJSC North-West Telecom used less procedures than could have been used in preparing annual consolidated financial statements. In this context, OJSC North-West Telecom has used some assumptions, including those concerning the fair value of assets and liabilities of acquired subsidiaries and dependent companies, the value of pension provision liabilities, deferred income, fixed assets depreciation reserves, inventory holdings and accounts receivable. The actual figures of the financial reporting for the year that expired on 31st December 2006 may differ from the figures of these financial statements, as there might have been some adjustments of the information on assumptions used by the Company and some other new information might have appeared.

The content of the notes to the unaudited consolidated financial statements of OJSC North-West Telecom do not disclose fully all the information, the disclosure of which is required for compliance with the International Financial Reporting Standards. The content of the notes to the annual consolidated financial statements of OJSC North-West Telecom may disclose information in a volume larger than disclosed in these unaudited consolidated financial statements of OJSC North-West Telecom.

The Company started using IFRS as of 1st January 2003, applying the provisions of IFRS 1, "First-time Adoption of International Financial Reporting". Management has engaged an independent appraiser to support fair value of fixed assets as of the transition date. The independent appraiser completed his work after the date accounts and reports for 6 months of 2005 were made up. In 2005, the Company valuated the identifiable assets, liabilities and contingent liabilities of Lensvyaz OJSC, Svyaz of Komi Republic OJSC and Novgorod Datacom LLC at their fair cost. While preparing the reports for the 6 months of 2005 the preliminary assessments of the fair value of the identifiable assets, liabilities and contingent liabilities was used.
Due to the above information the comparative data of the column "6 months of 2005", items "Wear and depreciation", "Loss from withdrawal of fixed assets", "Other operating expenses", "Interest expenses", "Profit tax" of the Profit and Loss Report, can not be compared to the data for 6 months of 2006.

2. Subsidiaries

The presented consolidated financial statements include the assets, liabilities and financial results of the operation of the Company and its subsidiaries listed below:

Name	Area of activities	Interest/percentage of voting shares	
		30th June 2006	31st December 2005
AMT CJSC	Consulting services	**100%**	**100%**
Artelecom Service LLC	Leasing out communication equipment	**100%**	**82%**
Kolatelecom OJSC	Communication services	**50%**	**50%**
Parma Inform LLC	Communication services	**100%**	**100%**
IC Svyaz CJSC	Financial services	**100%**	**100%**
Novgorod Datacom LLC	Communication services	**100%**	**100%**

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same fiscal year as the Company.

3. Fixed Assets

As of 30th June 2006 and 31st December 2005 the balance value of the fixed assets is:

	Land, buildings and facilities	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other fixed assets	Total
Depreciated cost as of 31st December 2004	13,836,932	7,011,762	1,010,984	2,486,644	24,346,322
Depreciated cost as of 31st December 2005	14,340,543	8,399,291	784,677	3,118,362	26,642,873
Depreciated cost as of 30th June 2006	**14,217,836**	**8,546,239**	**1,160,001**	**3,259,018**	**27,183,094**

The Company started using IFRS as of 1st January 2003, applying the provisions of IFRS 1, "First-time Adoption of International Financial Reporting". The Company has used the exception allowed by IFRS 1, which permits organizations to assess fixed assets as of the date of switching over to IFRS at fair value and to use such fair value as the actual value of fixed assets. According to the management's estimates, the depreciated cost of the fixed assets of the Company approximately corresponded to their fair value. However, to confirm the fair value of the said assets, the management engaged an independent appraiser. The independent appraiser completed his work in 2005. As a result, the depreciated cost of the fixed assets as of 31st December 2004 and 2005 shown in the financial statements was adjusted according to the data provided by the independent appraiser.

As of 30th June 2006 and 31st December 2005 the balance value of the fixed assets received under the contracts of finance leasing is:

	30th June 2006	31st December 2005
Switches and transmission devices	761,047	785,400
Buildings and facilities	119,883	124,712
Transport facilities and other fixed assets	18,978	26,047
Construction in progress and equipment for installation	-	172
Total, received under finance leasing, balance valiue	**899,908**	**936,159**

4. Intangible Assets

As of 30th June 2006 and 31st December 2005 the balance value of intangible fixed assets is:

	Goodwill	Licenses	Software	Client base	Other	Total
Depreciated cost as of 31st December 2005	30,377	10,676	1,780,002	8,307	3,071	1,832,433
Depreciated cost as of 30th June 2006	**30,377**	**10,798**	**2,060,418**	**6,820**	**3,321**	**2,111,734**

5. Financial investments in associated companies

As of 30th June 2006 and 31st December 2005 the Company's financial investments in associates included:

Name of company	Area of activities	30th June 2006		31st December 2005	
		Percentage of voting shares	Balance value	Percentage of voting shares	Balance value
WestBalt Telecom CJSC	Communication services	28%	51,320	28%	49,055
Medexpress ICJSC	Insurance services	35%	29,294	35%	29,294
Norhtern Clearing Chamber CJSC	Payment clearing systems	20%	16,778	20%	16,306
Other			57		57
Impairment in value of financial investments in associated companies			(57)		(57)
Total			**97,392**		**94,655**

All the above companies are Russian legal entities registered in accordance with the legislation of the Russian Federation and have the same fiscal year as the Company.

6. Long-term and short-term financial investments

As of 30th June 2006 and 31st December 2005 financial investments included:

	30th June 2006	31st December 2005
Long-term investments available-for-sale	7,794,003	7,796,831
Total long-term finance investment	**7,794,003**	**7,796,831**
Short-term investments held-to-maturity	689,904	1,042,626
Total short-term investments	**689,904**	**1,042,626**
Total investments	**8,483,907**	**8,839,457**

As of 30th June 2006 and 31st December 2005 the Company's financial investments available for sale included:

	30th June 2006		31st December 2005	
Name of company	**Interest**	**Fair value**	**Interest**	**Fair value**
Telecominvest OJSC	15%	7,763,961	15%	7,763,961
Other long-term finance investment		59,541		67,536
Impairment in value of other finance investments		(29,499)		(34,666)
Total investments available for sale		**7,794,003**		**7,796,831**

Other long-term investments comprise minor investments of the Company in equity of a number of commercial entities incorporated in the Russian Federation.

7. Long-term accounts receivable and other financial assets

As of 30th June 2006 and 31st December 2005 long-term accounts receivable and other financial assets included:

	30th June 2006	31st December 2005
Long-term VAT recoverable	320,956	250,996
Long-term loans issued	22,082	25,180
Long-term accounts receivable	12,328	8,434
Total long-term accounts receivable and other financial assets	**355,366**	**284,610**

Granted long-term loans are shown at depreciable cost using the effective interest rate of 16%-20% (17.4%-20% in 2005)

8. Long-term advances issued

As of 30th June 2006 and 31st December 2005 advances to equipment suppliers included:

	30th June 2006	31st December 2005
Advances for acquisition of intangible assets	197,356	234,925
Settlements with suppliers for capital construction	117,925	120,965
Acquisition of equipment	141,477	27,087
Other issued advances	3,803	6,108
Total	**460,561**	**389,085**

9. Inventory holdings

As of 30th June 2006 and 31st December 2005 inventory holdings included:

	30th June 2006	31st December 2005
Cable, materials, fuel and spare parts for telecommunications equipment	96,697	125,565
Finished products and goods for resale	14,519	8,444
Other stock	195,061	166,083
Total	**306,277**	**300,092**

As of 30th June 2006 no inventories have been pledged as security for borrowings.

10. Accounts receivable

As of 30th June 2006 and 31st December 2005 accounts receivable included:

	30th June 2006	31st December 2005
Trade receivables – telecommunication services	1,860,421	1,686,056
Other accounts receivable	157,148	99,512
Allowance for doubtful accounts	(701,637)	(603,762)
Total	**1,315,932**	**1,181,806**

The Company identified trade receivables for telecommunication services by the following major customer groups:

	30th June 2006	31st December 2005
Corporate customers	849,249	316,444
Residential customers	850,077	1,282,481
Government customers	161,095	87,131
Total - Trade receivables – telecommunication services	**1,860,421**	**1,686,056**

The Company invoices its governmental and corporate customers for telecommunication services on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments in time based on the received payment requests. All customer payments are based upon tariffs denominated in roubles in effect at the time the calls are made. In limited circumstances, the Company has billed and collected penalties associated with delays in payment and has been able to obtain certain payments through the Arbitrage Courts.

The table given below presents changes of the doubtful debt allowance:

	for 6 months of 2006	2005
Balance as of 1st January	603,762	1,029,883
Charging (restoration) of the allowance	143,466	(362,428)
Writing off the accounts receivable	(45,591)	(63,693)
Balance as of 31st December	**701,637**	**603,762**

11. Other current assets

As of 30th June 2006 and 31st December 2005 other current assets included:

	30th June 2006	31st December 2005
Prepayments and advance payments	99,928	81,549
Settlements with personnel	22,080	17,117
VAT recoverable	212,895	691,815
Advance payments of the profit tax	259,353	172,115
Other prepaid taxes	14,447	15,757
Deferred expenses	156,820	81,560
Other payments and current assets	82,097	105,855
Total	**847,620**	**1,165,768**

12. Cash and cash equivalents

As of 30th June 2006 and 31st December 2005 cash and cash equivalents included:

	30th June 2006	31st December 2005
Cash at bank and on hand	490,267	152,005
Short-term deposits with original maturities of three months or less	86	86
Total	**490,353**	**152,091**

As of 30th June 2006 the Company had no restrictions for the use of cash.

As of 30th June 2006 and 31st December 2005, amounts expressed in the following currencies were included in the item "Cash at Bank and on Hand":

	30th June 2006	31st December 2005
Russian roubles	123,708	152,005
US dollars	15,063	
Euros	351,496	
Total - Cash at bank and on hand	**490,267**	**152,005**

13. Capital Stock

The following number of Company's shares is in circulation:

	Number of shares in circulation (in thousands of shares)		Number of own redeemed shares (in thousands of shares)		Authorized capital	Own redeemed shares
	Preferred shares	Common shares	Preferred shares	Common shares		
As of 31st December 2004	**250,370**	**881,045**	**(3,728)**	**(3,355)**	**2,855,504**	**(60,822)**
Purchase of own shares			(822)	(643)		(12,114)
Sale of redeemed own shares			973	972		16,255
As of 31st December 2005	**250,370**	**881,045**	**(3,577)**	**(3,026)**	**2,855,504**	**(56,681)**
Purchase of own shares			(467)	(757)		(31,903)
Sale of redeemed own shares			822	779		17,143
As of 30th June 2006	**250,370**	**881,045**	**(3,222)**	**(3,004)**	**2,855,504**	**(71,441)**

All authorized and issued shares as presented in the table below, have been fully paid. All issued shares have a par value of 1 rouble per share. 77.87 % of the share capital issued as of 30th June 2006 was attributable to common shares and 22.13 % attributable to preferred shares, class A. The difference between the total face value and total balance value represents the effects of inflation of prior years. Authorized, but not floated common and preferred shares totaled, respectively, 6,098 (in 2005 – 6,098 shares) and 32,486 (in 2005 – 32,486 shares).

The holders of common shares are allowed one vote per share. Class A preferred shares entitle their holder to participation in general meetings of the shareholders without the right of vote, except for taking decisions on the issues of reorganization and liquidation of the Company and introducing amendments and additions to the Articles of Association of the Company, that could restrict the rights of the holders of preferred shares. Preferred shares do not entitle their holder to demand redemption of shares or their conversion, however, they do entitle the holder to getting a noncumulative dividend to the amount of 10% of the net profit according to the data of the accounts and reports made up in compliance with the Russian accounting rules.

The annual amount of dividends on Class A preferred shares may not be less than dividends on ordinary (common) shares. As such, the preferred shareholders share in earnings is in line with common shareholders and thus the preferred shares are considered participating shares for the purpose of the calculation of earnings per share. When the Company does not pay dividends or when the Company has not received profit after a year's operation, holders of preferred shares get the right of vote in respect of all issues included in the terms of reference of the general meeting of the shareholders

As of 30th June 2006 all issued common and preferred shares have par value 881,045 and 250,370, respectively, and it has not changed as compared with 2005.

Company's capital stock structure as of 30th June 2006 is presented below:

	Common shares		Preferred shares		Total
	(in thousands of shares)	%	(in thousands of shares)	%	(in thousands of shares)
Svyazinvest OJSC	447,231	50.8%			447,231
Other legal entities	387,548	44.0%	160,822	64.2%	548,370

Individuals	43,262	4.9%	86,544	34.6%	129,806
Own shares purchased from shareholders	3,004	0.3%	3,004	1.2%	
Total	**881,045**	**100%**	**250,370**	**100%**	**1,131,415**

14. Debts under credits and loans

As of 30th June 2006 and 31st December 2005 debt in respect of credits and loans included:

	Interest rate	30th June 2006	31st December 2005
Short-term debts			
Bank loans (roubles)	6-15.5%	46,333	530,438
Interest payable under bank loans, bonds, notes and credits of vendors		69,335	65,240
Total short-term debt		**115,668**	**595,678**
Long-term debts			
Bank loans (roubles)	8.6-11.2%	2,200,079	2,200,079
Bank loans (euros)	3-4.5%	1,855,504	1,860,757
Total bank loans		**4,055,583**	**4,060,836**
Bonds (roubles)		**4,483,381**	**4,479 068**
Vendor financing (roubles)	6.5-9%	31	110
Vendor financing (US Dollars)	6.5-9%	19,731	257,723
Vendor financing (euros)	6.5-9%	75,738	111,286
Total vendor financing		**95,500**	**369,119**
Promissory notes (roubles)	23%	2,496	5,390
Promissory notes (US Dollars)	6-8.5%	3,869	12,574
Promissory notes (euros)	9.7%	25,133	26,200
Total promissory notes		**31,498**	**44,164**
Other loans (roubles)	15.40%	6,907	6,743
Other loans (US Dollars)	6.5-9%	8,932	9,477
Total other loans		**15,839**	**16,220**
Less: current portion of long-term borrowings		(1,818,839)	(791,969)
Total long-term borrowings		**6,862,962**	**8,177,438**

Long-term borrowings include interest of 5,198 as of 30th June 2006 (in 2005 – 5,231). As repayment of the said debt in respect of interest is not expected before the year 2007, it has been classified as a long-term debt.

The long-term and short-term debts under credits and loans were distributed among the following currencies as of 30th June 2006 and 31st December 2005:

	30th June 2006	31st December 2005
Russian roubles	6,793,207	7,278,444
US dollars	38,284	285,993
Euros	1,965,978	2,000,648
Total	**8,797,469**	**9,565,085**

15. Accounts payable and charged liabilities

Accounts payable, expenses charged and advances received as of 30th June 2006 and 31st December 2005 included:

	30th June 2006	31st December 2005
Accounts payable in respect of principal business	405,278	454,493
Subscribers' advance payments	413,503	348,719
Settlements with equipment suppliers and contractors for capital construction	306,629	113,535
Accounts payable in respect of wages and compensation pays	631,984	628,935
Other accounts payable and current liabilities	106,059	68,779
Total	**1,863,453**	**1,614,461**

Other accounts payable include the debt related to voluntary property insurance, trade union fees and agency accounts payable.

16. Debt in respect of taxes and social security

As of 30th June 2006 and 31st December 2005, the Company had the following short-term liabilities in respect of taxes payment:

	30th June 2006	31st December 2005
Value added tax	160,181	364,937
Property tax	104,435	90,540
Tax on income of individuals	64,198	20,733
Single social tax	162,158	213,862
Other taxes	4,893	4,164
Total	**495,865**	**694,236**

Payment of value added tax of 46,669 (in 2005 – 245,149) is conditional upon collection of pays from customers or write-off of the respective accounts receivable.

17. Income

By income types	for 6 months of 2006	for 6 months of 2005
Local telephone calls	4,645,908	3,887,990
Long-distance and international telephone calls	-	2,695,873
Zonal telephone calls	495,916	653,265
Services for national operators	2,265,637	515,813
New services (Internet, ISDN, ADSL, IP-telephony)	648,142	493,405
Other communication services	500,002	496,918
Installation and connection fees	233,308	353,251
Radio and TV broadcasting	167,699	162,528
Data transfer and telematic services	233,302	117,527
Provision of telephone channels for use	147,934	115,975
Documentary telecommunication	17,715	27,334
Other income	474,470	393,027
Total	**9,830,033**	**9,912,906**

The Company identifies sales by the following major customer groups:

By customer groups	for 6 months of 2006	for 6 months of 2005
Residential customers	4,750,792	5,911,979
Corporate customers	4,295,126	3,191,458
Government customers	783,841	808,721
Budget - tariff compensation	274	748
Total	**9,830,033**	**9,912,906**

18. Other operating expenses, net

	for 6 months of 2006	for 6 months of 2005
Expenses for security and fire protection services	176,818	142,535
Expenses for the agent's fee	146,298	45,931
Deductions to Universal services reserve	86,343	-
Expenses for premises rent	91,677	102,777
Expenses for advertising	62,149	38,912
Post services	57,801	33,712
Property insurance	53,753	63,523
Membership fees, charity and funds transferred to trade union organizations	51,297	44,060
Transportation services	48,843	57,410
Fees to Non-profit partnership	44,000	59,599
Expenses for audit and consulting services	41,886	48,712
Business travel expenses and representation costs	40,465	41,670
Training expenses	16,578	21,151
Other expenses	143,887	256,262
Total	**1,061,795**	**956,254**

19. Interest expense, net

	for 6 months of 2006	**for 6 months of 2005**
Interest income	(37,467)	(49,369)
Interest expenses	376,578	483,054
Interest expense accrued under financial lease agreements	54,055	73,379
Less: Capitalized interest	(32,935)	(142,670)
Total	**360,231**	**364,394**